UNITED STATES SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549	OMB APPROVAL
	FORM 12b-25	OMB Number: 3235-0058 Expires: February 28, 2022 Estimated average burden Hours per form 2.50
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-11398

CUSIP NUMBER 125919308

(Check One):    ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2019

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended: __________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

ParkerVision, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

9446 Philips Highway, Suite 5A

Address of Principal Executive Office (Street and Number)

Jacksonville, Florida  32256

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒

(a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)     The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, NBSAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed)

ParkerVision is in ongoing discussions with a creditor regarding terms of an existing credit facility, the result of which is likely to impact our financial position and disclosures for the year ended December 31, 2019.  Therefore, the Company is unable to file its Annual Report on Form 10-K (including its financial statements) in a timely manner without unreasonable effort and expense.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Cynthia Poehlman (Name)	904 (Area Code)	732-6116 (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ParkerVision’s net loss for the year ended December 31, 2019 is approximately $9.4 million, compared to a net loss of $20.9 million for the year ended December 31, 2018.  The significant decrease in net loss is primarily the result of a decrease in operating expenses resulting from the Company’s August 2018 restructuring of its operations, as discussed in the Company’s previous periodic filings.

Forward-looking Statements:

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: All statements other than statements of historical fact included in this Form 12b-25 are forward-looking statements. When used in this Form 12b-25, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management, as well as assumptions made by and information currently available to the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to, the Company’s ability to complete the financial statements required to be included in its Annual Report on Form 10-K for the year ended December 31, 2019.  Additional risks are included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018. Because the risks, assumptions, and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. The Company has no obligation to update any forward-looking statement to reflect events or circumstances after the date hereof.

PARKERVISION, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2020	By:	/s/ Cynthia Poehlman
Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).